Brookfield Property Partners L.P.

Condensed consolidated financial statements (unaudited)
As at September 30, 2025 and December 31, 2024 and
for the three and nine months ended September 30, 2025 and 2024

Brookfield Property Partners L.P.
Condensed Consolidated Balance Sheets

Unaudited		As at
(US$ Millions)	Note	Sep. 30, 2025	Dec. 31, 2024
Assets
Non-current assets
Investment properties	4	$56,199	$62,078
Equity accounted investments	5	20,808	19,547
Property, plant and equipment	6	6,239	5,484
Goodwill	7	1,207	931
Intangible assets	8	1,055	899
Other non-current assets	9	5,421	5,339
Loans and notes receivable		328	204
Total non-current assets		91,257	94,482
Current assets
Loans and notes receivable		156	720
Accounts receivable and other	10	1,656	2,081
Cash and cash equivalents		1,824	2,208
Total current assets		3,636	5,009
Assets held for sale	11	4,347	3,100
Total assets		$99,240	$102,591

Liabilities and equity
Non-current liabilities
Debt obligations	12	$34,780	$35,964
Capital securities	13	1,298	2,671
Other non-current liabilities	15	1,545	1,542
Deferred tax liabilities		1,895	2,495
Total non-current liabilities		39,518	42,672
Current liabilities
Debt obligations	12	12,217	14,719
Capital securities	13	67	158
Accounts payable and other liabilities	16	5,374	5,895
Total current liabilities		17,658	20,772
Liabilities associated with assets held for sale	11	85	898
Total liabilities		57,261	64,342
Equity
Limited partners	17	8,290	7,718
General partner	17	3	3
Preferred equity	17	699	699
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partnership units	17, 18	14,815	13,795
FV LTIP units of the Operating Partnership	17, 18	9	12
Interests of others in operating subsidiaries and properties	18	18,163	16,022
Total equity		41,979	38,249
Total liabilities and equity		$99,240	$102,591
See accompanying notes to the condensed consolidated financial statements.

Brookfield Property Partners L.P.
Condensed Consolidated Income Statements

Unaudited		Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions, except per unit amounts)	Note	2025	2024	2025	2024
Commercial property revenue	19	$1,133	$1,587	$3,540	$4,671
Hospitality revenue	20	449	691	1,196	1,968
Investment and other revenue	21	168	188	565	570
Total revenue		1,750	2,466	5,301	7,209
Direct commercial property expense	22	477	643	1,439	1,854
Direct hospitality expense	23	308	529	880	1,598
Investment and other expense		14	11	150	31
Interest expense		876	1,305	2,674	3,799
General and administrative expense	24	314	352	908	1,033
Total expenses		1,989	2,840	6,051	8,315
Fair value losses, net	25	(150)	(125)	(213)	(1,005)
Share of net earnings from equity accounted investments	5	95	5	513	248
Loss before income taxes		(294)	(494)	(450)	(1,863)
Income tax expense	14	7	31	26	160
Net loss		$(301)	$(525)	$(476)	$(2,023)

Net loss attributable to:
Limited partners		$(109)	$(150)	$(301)	$(461)
General partner		—	—	—	—
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partnership units		(194)	(271)	(536)	(827)
FV LTIP units of the Operating Partnership		—	—	—	(1)
Interests of others in operating subsidiaries and properties		2	(104)	361	(734)
Total		$(301)	$(525)	$(476)	$(2,023)
See accompanying notes to the condensed consolidated financial statements.

Brookfield Property Partners L.P.
Condensed Consolidated Statements of Comprehensive Income

Unaudited		Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	Note	2025	2024	2025	2024
Net loss		$(301)	$(525)	$(476)	$(2,023)
Other comprehensive (loss) income	26
Items that may be reclassified to net (loss) income:
Foreign currency translation		(104)	230	534	21
Cash flow hedges		(16)	(139)	27	(127)
Equity accounted investments		(20)	(16)	(21)	(35)
Items that will not be reclassified to net income (loss):
Securities - fair value through other comprehensive income (loss) ("FVTOCI")		22	(1)	18	4
Share of revaluation surplus (deficit) on equity accounted investments		2	—	2	(1)
Revaluation deficit		—	(113)	—	(113)
Total other comprehensive (loss) income		(116)	(39)	560	(251)
Total comprehensive (loss) income		$(417)	$(564)	$84	$(2,274)

Comprehensive income (loss) attributable to:
Limited partners
Net loss		$(109)	$(150)	$(301)	$(461)
Other comprehensive (loss) income		(45)	32	161	(23)
		(154)	(118)	(140)	(484)
Non-controlling interests
Redeemable/exchangeable and special limited partnership units
Net loss		(194)	(271)	(536)	(827)
Other comprehensive (loss) income		(79)	58	288	(40)
		(273)	(213)	(248)	(867)
FV LTIP units of the Operating Partnership
Net loss		—	—	—	(1)
		—	—	—	(1)
Interests of others in operating subsidiaries and properties
Net income (loss)		2	(104)	361	(734)
Other comprehensive income (loss)		8	(129)	111	(188)
		10	(233)	472	(922)
Total comprehensive (loss) income		$(417)	$(564)	$84	$(2,274)
See accompanying notes to the condensed consolidated financial statements.

Brookfield Property Partners L.P.
Condensed Consolidated Statements of Changes in Equity

	Limited partners					General partner					Preferred Equity	Non-controlling interests
Unaudited (US$ Millions)	Capital	Retained earnings	Ownership Changes	Accumulated other comprehensive (loss) income	Total limited partners equity	Capital	Retained earnings	Ownership Changes	Accumulated other comprehensive (loss) income	Total general partner equity	Total preferred equity	Redeemable / exchangeable and special limited partnership units	FV LTIP units of the Operating Partnership	Interests of others in operating subsidiaries and properties	Total equity
Balance as at Dec. 31, 2024	$7,189	$(1,913)	$2,557	$(115)	$7,718	$4	$2	$(3)	$—	$3	$699	$13,795	$12	$16,022	$38,249
Net (loss) income	—	(301)	—	—	(301)	—	—	—	—	—	—	(536)	—	361	(476)
Other comprehensive income	—	—	—	161	161	—	—	—	—	—	—	288	—	111	560
Total comprehensive (loss) income	—	(301)	—	161	(140)	—	—	—	—	—	—	(248)	—	472	84
Distributions	—	(336)	—	—	(336)	—	—	—	—	—	—	(600)	—	(892)	(1,828)
Preferred distributions	—	(12)	—	—	(12)	—	—	—	—	—	—	(21)	—	—	(33)
Issuance (repurchase) of interests in operating subsidiaries	1,075	(21)	4	—	1,058	—	—	—	—	—	—	1,889	(1)	2,561	5,507
Change in relative interests of non-controlling interests	—	—	2	—	2	—	—	—	—	—	—	—	(2)	—	—
Balance as at Sep. 30, 2025	$8,264	$(2,583)	$2,563	$46	$8,290	$4	$2	$(3)	$—	$3	$699	$14,815	$9	$18,163	$41,979

Balance as at Dec. 31, 2023	$6,464	$(937)	$2,548	$9	$8,084	$4	$2	$(1)	$(1)	$4	$699	$14,447	$21	$25,332	$48,587
Net loss	—	(461)	—	—	(461)	—	—	—	—	—	—	(827)	(1)	(734)	(2,023)
Other comprehensive loss	—	—	—	(23)	(23)	—	—	—	—	—	—	(40)	—	(188)	(251)
Total comprehensive loss	—	(461)	—	(23)	(484)	—	—	—	—	—	—	(867)	(1)	(922)	(2,274)
Distributions	—	(339)	—	—	(339)	—	—	—	—	—	—	(606)	(1)	(1,487)	(2,433)
Preferred distributions	—	(12)	—	—	(12)	—	—	—	—	—	—	(21)	—	—	(33)
Issuance (repurchase) of interest in operating subsidiaries	510	(4)	2	—	508	—	—	—	—	—	—	904	(4)	2,708	4,116
Change in relative interest of non-controlling interests	—	—	2	(1)	1	—	—	(2)	1	(1)	—	2	(2)	—	—
Balance as at Sep. 30, 2024	$6,974	$(1,753)	$2,552	$(15)	$7,758	$4	$2	$(3)	$—	$3	$699	$13,859	$13	$25,631	$47,963
See accompanying notes to the condensed consolidated financial statements.

Brookfield Property Partners L.P.
Condensed Consolidated Statements of Cash Flows

Unaudited		Nine Months Ended Sep. 30,
(US$ Millions)	Note	2025	2024
Operating activities
Net loss		$(476)	$(2,023)
Share of equity accounted (earnings) loss, net of distributions		(332)	60
Fair value losses, net	25	213	1,005
Deferred income tax (benefit) expense	14	(20)	6
Depreciation and amortization	22, 23	192	346
Working capital and other		43	1,364
		(380)	758
Financing activities
Debt obligations, issuance		9,202	14,450
Debt obligations, repayments		(11,665)	(13,236)
Capital securities redeemed		(1)	(13)
Non-controlling interests, issued		2,936	2,837
Non-controlling interests, purchased		(16)	(10)
Settlement of deferred consideration		(2)	138
Repayment of lease liabilities		(43)	(30)
Issuances to limited partnership unitholders		1,075	510
Issuances to redeemable/exchangeable and special limited partnership unitholders		1,921	908
Redemption of FV LTIP units of the Operating Partnership		(3)	(6)
Distributions to non-controlling interests in operating subsidiaries		(874)	(1,492)
Preferred distributions		(33)	(33)
Distributions to limited partnership unitholders		(336)	(339)
Distributions to redeemable/exchangeable and special limited partnership unitholders		(600)	(606)
		1,561	3,077
Investing activities
Acquisitions
Investment properties		(3,090)	(5,756)
Property, plant and equipment		(120)	(284)
Equity accounted investments		(712)	(296)
Financial assets and other		(571)	(798)
Cash acquired in business combinations		22	—
Acquisition of subsidiaries		(699)	48
Dispositions
Investment properties		2,502	1,409
Property, plant and equipment		274	561
Equity accounted investments		346	849
Financial assets and other		397	537
Cash impact of deconsolidation		(6)	—
Restricted cash and deposits		12	1
		(1,645)	(3,729)
Cash and cash equivalents
Net change in cash and cash equivalents during the period		(464)	106
Net change in cash classified within assets held for sale		32	(703)
Effect of exchange rate fluctuations on cash and cash equivalents held in foreign currencies		48	4
Balance, beginning of period		2,208	2,341
Balance, end of period		$1,824	$1,748

Supplemental cash flow information
Cash paid for:
Income taxes, net of refunds received		$123	$104
Interest (excluding dividends on capital securities)		$2,191	$3,500
See accompanying notes to the condensed consolidated financial statements.

Brookfield Property Partners L.P.
Notes to the Condensed Consolidated Financial Statements

NOTE 1. ORGANIZATION AND NATURE OF THE BUSINESS
Brookfield Property Partners L.P. (“BPY” or the “partnership”) was formed as a limited partnership under the laws of Bermuda, pursuant to a limited partnership agreement dated January 3, 2013, as amended. BPY is a subsidiary of Brookfield Corporation (“BN,” the “Corporation,” or the “parent company”) and is the primary entity through which the parent company and its affiliates own, operate, and invest in commercial and other income producing property on a global basis.

The partnership’s sole direct investment is a 36% managing general partnership units (“GP Units” or “GP”) interest in Brookfield Property L.P. (the “Operating Partnership”). The GP Units provide the partnership with the power to direct the relevant activities of the Operating Partnership.

The partnership’s 6.5% Preferred Units, Series 1, 6.375% Preferred Units, Series 2, 5.75% Preferred Units, Series 3, and Brookfield Property Preferred L.P.’s (“New LP”) 6.25% Preferred Units, Series 1 are traded on the Nasdaq under the symbols “BPYPP”, “BPYPO”, “BPYPN”, and “BPYPM”, respectively. The New LP 6.25% Preferred Units, Series 1 are also traded on the TSX under the symbol “BPYP.PR.A”.

The registered head office and principal place of business of the partnership is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.

NOTE 2. SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION
a)Statement of compliance
The interim condensed consolidated financial statements of the partnership and its subsidiaries have been prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain information and footnote disclosures normally included in the consolidated financial statements prepared in accordance with IFRS® Accounting Standards as issued by the IASB (“IFRS Accounting Standards”), have been omitted or condensed.

These condensed consolidated financial statements as of and for the three and nine months ended September 30, 2025 were approved and authorized for issue by the Board of Directors of the partnership on November 14, 2025.
b)Basis of presentation
The interim condensed consolidated financial statements are prepared using the same accounting policies and methods as those used in the consolidated financial statements for the year ended December 31, 2024. Consequently, the information included in these interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and accompanying notes included in the partnership’s annual report on Form 20-F for the year ended December 31, 2024. The interim condensed consolidated financial statements are unaudited and reflect all adjustments (consisting of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of results for the interim periods presented in accordance with IFRS Accounting Standards. The results reported in these interim condensed consolidated financial statements should not necessarily be regarded as indicative of results that may be expected for the entire year.

The interim condensed consolidated financial statements are prepared on a going concern basis and have been presented in U.S. Dollars rounded to the nearest million unless otherwise indicated.

c)Future accounting policies
The partnership is currently assessing the impact of:
•IFRS 18 Presentation and Disclosure in Financial Statements (“IFRS 18”), which was issued by the IASB in April 2024. IFRS 18 will replace IAS 1 and will be effective for annual reporting periods beginning on or after January 1, 2027, with earlier application permitted. IFRS 18 sets out significant new requirements for the presentation of financial statements with a particular focus on the income statement, including requirements for mandatory sub-totals to be presented, aggregation and disaggregation of information, and disclosures related to management-defined performance measures, in addition to certain related amendments to IAS 7 that will result in new requirements for the presentation of the statement of cash flows, concurrent with IFRS 18 becoming effective;
•Amendments to IFRS 9 and IFRS 7 Amendments to the Classification and Measurement of Financial Instruments, issued by the IASB in May 2024. These Amendments will be effective for annual reporting periods beginning on or after January 1, 2026. The amendments clarify the requirements related to the date of recognition and derecognition of financial assets and financial liabilities, with an exception for derecognition of financial liabilities settled via an electronic transfer, clarify the requirements for assessing contractual cash flow characteristics of financial assets and clarify the characteristics of non-recourse loans and contractually linked instruments; and
•Amendments to IFRS 9 and IFRS 7 Contracts Referencing Nature-dependent Electricity, issued by the IASB in December 2024. The Amendments will be effective for annual reporting periods beginning on or after January 1, 2026. These amendments include guidance on the 'own-use' exemption for purchasers of electricity under such contracts, and hedge accounting requirements where purchases or sales of electricity are hedged using such contracts.

d)Critical judgments and estimates in applying accounting policies
The preparation of the partnership’s interim condensed consolidated financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates and assumptions. It also requires management to exercise judgment in applying the partnership’s accounting policies. The accounting policies and critical estimates and assumptions have been set out in Note 2, Material Accounting Policies in the partnership’s consolidated financial statements for the year ended December 31, 2024 and have been consistently applied in the preparation of the interim condensed consolidated financial statements as of and for the three and nine months ended September 30, 2025.

NOTE 3. BUSINESS COMBINATIONS
The partnership accounts for business combinations using the acquisition method of accounting under IFRS 3, Business Combinations (“IFRS 3”) pursuant to which the cost of acquiring a business is allocated to its identifiable tangible and intangible assets and liabilities on the basis of the estimated fair values at the date of acquisition. Financial results of each transaction are included within the partnership’s condensed consolidated statements of income from the dates of each acquisition.

On July 31, 2025, the partnership acquired a portfolio of hostels across Europe (“European Hostels”) for total consideration of €329 million ($376 million). The partnership also completed several individually immaterial acquisitions during 2025 for total consideration of $358 million. These acquisitions are primarily comprised of storage assets and a hotel acquired through an opportunistic real estate fund.

The following table summarizes the impact of business combinations during the nine months ended September 30, 2025:

(US$ Millions)	European Hostels(1)	Other(2)	Total
Date of Acquisition	7/31/2025	Various
Investment properties	$—	$284	$284
Property, plant and equipment	782	80	862
Goodwill	205	—	205
Intangible assets	82	—	82
Accounts receivable and other	15	5	20
Cash and cash equivalents	21	1	22
Total assets	1,105	370	1,475
Less:
Debt obligations	(502)	—	(502)
Accounts payable and other	(86)	(8)	(94)
Deferred tax liabilities	(141)	—	(141)
Non-controlling interests	—	(4)	(4)
Net assets acquired	$376	$358	$734
Consideration(3)	376	358	734
Transaction costs	$(21)	$(6)	$(27)
(1)The valuation of property, plant and equipment, debt obligations, goodwill and intangible assets is still under evaluation by the partnership. Accordingly, this business combination has been accounted for on a provisional basis.
(2)The valuation of the investment property and certain liabilities is still under evaluation by the partnership. Accordingly, these business combinations have been accounted for on a provisional basis.
(3)Includes consideration paid with funds received from issuance of non-controlling interests to certain institutional investors in Brookfield-sponsored real estate funds.

In the period from each acquisition date to September 30, 2025, the partnership recorded revenue and net loss in connection with these acquisitions of approximately $34 million and $2 million, respectively. If the acquisitions had occurred on January 1, 2025, the partnership’s total revenue and net loss would have been $5,395 million and $489 million, respectively, for the nine months ended September 30, 2025.

Acquisition-related transaction costs, which primarily relate to legal and consulting fees, are expensed as incurred in accordance with IFRS 3 and included in general and administrative expense on the consolidated income statement.

NOTE 4. INVESTMENT PROPERTIES
The following table presents a roll forward of the partnership’s investment property balances, all of which are considered Level 3 within the fair value hierarchy, for the nine months ended September 30, 2025 and the year ended December 31, 2024:

	Nine months ended Sep. 30, 2025			Year ended Dec. 31, 2024
(US$ Millions)	Commercial properties	Commercial developments	Total	Commercial properties	Commercial developments	Total
Balance, beginning of period	$60,093	$1,985	$62,078	$77,699	$5,216	$82,915
Changes resulting from:
Property acquisitions	2,213	130	2,343	7,775	235	8,010
Acquisitions through business combinations(1)	284	—	284	—	—	—
Capital expenditures	536	277	813	832	1,302	2,134
Property dispositions(2)	(2,135)	—	(2,135)	(1,602)	—	(1,602)
Fair value (losses) gains, net	(408)	44	(364)	(883)	377	(506)
Foreign currency translation	867	72	939	(1,351)	(40)	(1,391)
Transfer between commercial properties and commercial developments	(78)	78	—	445	(445)	—
Deconsolidation of India REIT(3)	(3,485)	(128)	(3,613)	—	—	—
Reclassification to assets held for sale and other changes	(4,142)	(4)	(4,146)	(2,601)	(14)	(2,615)
Reclassification of BSREP IV investments to assets held for sale(4)	—	—	—	(20,221)	(4,646)	(24,867)
Balance, end of period(5)	$53,745	$2,454	$56,199	$60,093	$1,985	$62,078
(1)Includes the commercial properties acquired through business combinations. See Note 3, Business Combinations, for more information.
(2)Property dispositions represent the fair value on date of sale.
(3)In the first quarter of 2025, the partnership sold a partial interest in Brookfield India Real Estate Trust (“India REIT”), resulting in a loss of control and deconsolidation of this investment. The partnership’s retained interest is now accounted for under the equity method (“Deconsolidation of India REIT”).
(4)See Note 29, Related Parties for further information on the Reclassification of BSREP IV investments to assets held for sale.
(5)Includes right-of-use assets related to commercial properties and commercial developments of $721 million and $24 million, respectively, as of September 30, 2025 (December 31, 2024 - $705 million and $22 million). Current lease liabilities of $25 million (December 31, 2024 - $29 million) have been included in accounts payable and other liabilities and non-current lease liabilities of $719 million (December 31, 2024 - $695 million) have been included in other non-current liabilities.

The partnership determines the fair value of each commercial property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at the applicable balance sheet dates, less future cash outflows in respect of such leases. Investment property valuations are generally completed by undertaking one of two accepted income approach methods, which include either: i) discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows; or ii) undertaking a direct capitalization approach whereby a capitalization rate is applied to estimated stabilized annual net operating income. Where there has been a recent market transaction for a specific property, such as an acquisition or sale of a partial interest, the partnership values the property on that basis. In determining the appropriateness of the methodology applied, the partnership considers the relative uncertainty of the timing and amount of expected cash flows and the impact such uncertainty would have in arriving at a reliable estimate of fair value. The partnership prepares these valuations considering asset and market specific factors, as well as observable transactions for similar assets. The determination of fair value requires the use of estimates, which are internally determined and compared with market data, third-party reports and research as well as observable conditions. Except for the impacts of interest rates and inflation, there are currently no known trends, events or uncertainties that the partnership reasonably believes could have a sufficiently pervasive impact across the partnership’s businesses to materially affect the methodologies or assumptions utilized to determine the estimated fair values reflected in these financial statements. Discount rates and capitalization rates are inherently uncertain and may be impacted by, among other things, movements in interest rates in the geographies and markets in which the assets are located. Changes in estimates of discount and capitalization rates across different geographies and markets are often independent of each other and not necessarily in the same direction or of the same magnitude. Further, impacts to the partnership’s fair values of commercial properties from changes in discount or capitalization rates and cash flows are usually inversely correlated. Decreases (increases) in the discount rate or capitalization rate result in increases (decreases) of fair value. Such decreases (increases) may be mitigated by decreases (increases) in cash flows included in the valuation analysis, as circumstances that typically give rise to increased interest rates (e.g., strong economic growth, inflation) usually give rise to increased cash flows at the asset level. Refer to the table below for further information on valuation methods used by the partnership for its asset classes.

Commercial developments are also measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. Development sites in the planning phases are measured using comparable market values for similar assets.

In accordance with its policy, the partnership generally measures and records its commercial properties and developments based on valuations prepared by management. However, for certain assets, the partnership utilizes valuations prepared by external valuation professionals. Management compares the external valuations to the partnership’s internal valuations to review the work performed by the external valuation professionals. Additionally, a number of properties are externally appraised each year and the results of these appraisals are compared to the partnership’s internally prepared values and significant differences are reconciled when they arise.

Valuation Metrics
The key valuation metrics for the partnership’s consolidated commercial properties are set forth in the following tables on a weighted-average basis:

		Sep. 30, 2025			Dec. 31, 2024
Consolidated properties	Primary valuation method	Discount rate	Terminal capitalization rate	Investment horizon (years)	Discount rate	Terminal capitalization rate	Investment horizon (years)
Office(1)	Discounted cash flow	6.9%	5.6%	11	7.0%	5.6%	11
Retail(2)	Discounted cash flow	7.1%	5.4%	10	7.1%	5.4%	10
LP Investments(3)(4)	Discounted cash flow	9.5%	5.8%	8	9.6%	6.7%	8
(1)Included in the partnership's total Office portfolio are 16 Super Core office and mixed-use complexes in key global markets with a weighted-average discount rate of 6.8% (December 31, 2024 - 6.7%).
(2)Included in the partnership's total Retail portfolio are 18 Super Core retail centers with a weighted-average discount rate of 6.2% (December 31, 2024 - 6.2%)
(3)The valuation method used to value multifamily and manufactured housing properties is the direct capitalization method. At September 30, 2025, the overall implied capitalization rate used for properties using the direct capitalization method was 5.2% (December 31, 2024 - 4.9%) except for certain recently acquired multifamily investments valued using the discounted cash flow method.
(4)The change since December 31, 2024 reflects the partnership’s sale of a partial interest in India REIT, resulting in a loss of control and deconsolidation of this investment. The partnership’s retained interest is now accounted for under the equity method.

Fair Value Measurement
The following table presents the partnership’s investment properties measured at fair value in the condensed consolidated financial statements and the level of the inputs used to determine those fair values in the context of the hierarchy as defined in Note 2(h) in the consolidated financial statements as of December 31, 2024:

	Sep. 30, 2025				Dec. 31, 2024
			Level 3				Level 3
(US$ Millions)	Level 1	Level 2	Commercial properties	Commercial developments	Level 1	Level 2	Commercial properties	Commercial developments
Office	$—	$—	$18,197	$1,432	$—	$—	$18,360	$1,230
Retail	—	—	19,041	45	—	—	18,939	78
LP Investments	—	—	16,507	977	—	—	22,794	677
Total	$—	$—	$53,745	$2,454	$—	$—	$60,093	$1,985

Fair Value Sensitivity
The following table presents a sensitivity analysis to the impact of a 25-basis point movement of the discount rate and terminal capitalization or overall implied capitalization rate on fair values of the partnership’s commercial properties as of September 30, 2025, for properties valued using the discounted cash flow or direct capitalization method, respectively:

	Sep. 30, 2025
(US$ Millions)	Impact of +25bps DR	Impact of +25bps TCR	Impact of +25bps DR and +25bps TCR or +25bps ICR
Office	$369	$667	$1,024
Retail	411	626	988
LP Investments(1)	237	368	652
Total	$1,017	$1,661	$2,664
(1)     Excludes recently acquired multifamily investments temporarily valued using the discounted cash flow method. The valuation method used to value multifamily and manufactured housing properties is the direct capitalization method. The impact of the sensitivity analysis on the discount rate includes properties valued using the discounted cash flow method as well as properties valued using an overall implied capitalization rate under the direct capitalization method.

NOTE 5. EQUITY ACCOUNTED INVESTMENTS
The partnership has investments in joint arrangements that are joint ventures and also has investments in associates. Joint ventures include investments in individual commercial properties, hotels, portfolios of commercial properties and developments, as well as interests in real estate funds. These are owned together with co-owners, where decisions relating to the relevant activities of the joint venture require the unanimous consent of the co-owners.

The partnership’s investments in joint ventures and associates, which have been accounted for in accordance with the equity method of accounting, are as follows:

	Proportion of ownership interests		Carrying value
(US$ Millions)	Sep. 30, 2025	Dec. 31, 2024	Sep. 30, 2025	Dec. 31, 2024
Joint Ventures	15% - 61%	15% - 60%	$20,058	$19,303
Associates	26% - 47%	31% - 50%	750	244
Total			$20,808	$19,547

The following table presents the change in the balance of the partnership’s equity accounted investments as of September 30, 2025 and December 31, 2024:

	Nine months ended	Year ended
(US$ Millions)	Sep. 30, 2025	Dec. 31, 2024
Equity accounted investments, beginning of period	$19,547	$19,435
Additions	713	484
Disposals and return of capital distributions	(264)	(898)
Share of net earnings from equity accounted investments	513	331
Distributions received	(181)	(290)
Foreign currency translation	257	(168)
Deconsolidation of India REIT(1)	365	—
Reclassification to assets held for sale	(143)	—
Reclassification of BSREP IV investments to assets held for sale(2)	—	(259)
Other comprehensive income and other	1	912
Equity accounted investments, end of period	$20,808	$19,547
(1)Includes the net impact of recognizing the partnership’s retained interest in India REIT under the equity method, partially offset by the deconsolidation of its joint venture assets. See Note 4, Investment Properties for further information on the Deconsolidation of India REIT.
(2)See Note 29, Related Parties for further information on the Reclassification of BSREP IV investments to assets held for sale.

The key valuation metrics for the partnership’s commercial properties held within the partnership’s equity accounted investments are set forth in the table below on a weighted-average basis:

		Sep. 30, 2025			Dec. 31, 2024
Equity accounted investments	Primary valuation method	Discount rate	Terminal capitalization rate	Investment horizon (yrs)	Discount rate	Terminal capitalization rate	Investment horizon (yrs)
Office(1)	Discounted cash flow	7.4%	5.2%	10	7.5%	5.2%	11
Retail(2)	Discounted cash flow	6.6%	5.0%	10	6.6%	5.0%	10
LP Investments(3)(4)	Discounted cash flow	10.8%	7.3%	6	9.7%	6.8%	8
(1)Included in the partnership’s total Office portfolio are 16 Super Core office and mixed-use complexes in key global markets with a weighted-average discount rate of 6.8% (December 31, 2024 - 6.7%).
(2)Included in the partnership's total Retail portfolio are 18 Super Core retail centers with a weighted-average discount rate of 6.2% (December 31, 2024 - 6.2%).
(3)The valuation method used to value multifamily investments is the direct capitalization method. At September 30, 2025, the overall implied capitalization rate used for properties valued using the direct capitalization method was 5.2% (December 31, 2024 - 4.7%). The terminal capitalization rate and investment horizon are not applicable.
(4)The change since December 31, 2024 reflects the partnership’s sale of a partial interest in India REIT, resulting in a loss of control and deconsolidation of this investment. The partnership’s retained interest is now accounted for under the equity method.

Summarized financial information in respect of the partnership’s equity accounted investments is presented below:

(US$ Millions)	Sep. 30, 2025	Dec. 31, 2024
Non-current assets	$90,475	$84,461
Current assets	3,123	3,374
Total assets	93,598	87,835
Non-current liabilities	30,437	25,664
Current liabilities	7,582	10,931
Total liabilities	38,019	36,595
Net assets	55,579	51,240
Partnership’s share of net assets	$20,808	$19,547

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2025	2024	2025	2024
Revenue	$1,431	$1,305	$4,157	$3,912
Expenses	1,243	1,168	3,576	3,378
Income from equity accounted investments(1)	97	12	339	44
Income before fair value (losses) gains, net	285	149	920	578
Fair value (losses) gains, net	(50)	(139)	504	389
Net income	235	10	1,424	967
Partnership’s share of net earnings	$95	$5	$513	$248
(1)Share of net earnings from equity accounted investments recorded by the partnership’s joint ventures and associates.

NOTE 6. PROPERTY, PLANT AND EQUIPMENT
Property, plant, and equipment primarily consists of hospitality assets in Europe and the U.S.

The following table presents the useful lives of each hospitality asset by class:

Hospitality assets by class	Useful life (in years)
Building and building improvements	1 to 50+
Land improvements	15
Furniture, fixtures and equipment	1 to 20

The following table presents the change to the components of the partnership’s hospitality assets for the nine months ended September 30, 2025 and for the year ended December 31, 2024:

	Nine months ended	Year ended
(US$ Millions)	Sep. 30, 2025	Dec. 31, 2024
Cost:
Balance at the beginning of period	$5,434	$10,486
Acquisitions through business combinations(1)	862	—
Additions	129	459
Disposals	(163)	(304)
Foreign currency translation	272	(110)
Reclassification to assets held for sale and other	(228)	(439)
Reclassification of BSREP IV investments to assets held for sale(2)	—	(4,658)
	6,306	5,434
Accumulated fair value changes:
Balance at the beginning of period	1,275	2,027
Revaluation loss, net(3)	—	(103)
Disposals	(35)	—
Foreign currency translation	88	(37)
Reclassification to assets held for sale and other	3	(141)
Reclassification of BSREP IV investments to assets held for sale(2)	—	(471)
	1,331	1,275
Accumulated depreciation:
Balance at the beginning of period	(1,225)	(1,428)
Depreciation	(188)	(392)
Disposals	34	162
Foreign currency translation	(70)	28
Reclassification to assets held for sale and other	51	92
Reclassification of BSREP IV investments to assets held for sale(2)	—	313
	(1,398)	(1,225)
Total property, plant and equipment(4)	$6,239	$5,484
(1)In the third quarter of 2025, the partnership acquired the European Hostels portfolio. See Note 3, Business Combinations, for more information.
(2)See Note 29, Related Parties for further information on the Reclassification of BSREP IV investments to assets held for sale.
(3)The current period includes revaluation gains of nil (December 31, 2024 - losses of $23 million) recorded as revaluation (loss) surplus in the consolidated statements of comprehensive income. It also includes revaluation losses in excess of revaluation surplus of nil (December 31, 2024 - $80 million) recorded in other fair value changes in the consolidated statements of income.
(4)Includes right-of-use assets of $196 million (December 31, 2024 - $120 million).

NOTE 7. GOODWILL
Goodwill of $1,207 million at September 30, 2025 (December 31, 2024 - $931 million) is primarily attributable to short-break destinations across the United Kingdom and Ireland (“U.K. and Ireland Short Stay”) of $810 million (December 31, 2024 - $754 million), a mixed-use asset in South Korea of $186 million (December 31, 2024 - $177 million), and European Hostels of $211 million (December 31, 2024 - nil). In accordance with IFRS Accounting Standards, the partnership performs a goodwill impairment test annually unless there are indicators of impairment identified during the year. The partnership did not identify any impairment indicators as of September 30, 2025 and for the year ended December 31, 2024.

NOTE 8. INTANGIBLE ASSETS
The partnership’s intangible assets are presented on a cost basis, net of accumulated amortization and accumulated impairment losses in the condensed consolidated balance sheets. These intangible assets primarily represent the trademark assets related to U.K. and Ireland Short Stay.

The trademark assets of U.K. and Ireland Short Stay had a carrying amount of $966 million as of September 30, 2025 (December 31, 2024 - $893 million). They have been determined to have an indefinite useful life as the partnership has the legal right to operate these trademarks exclusively in certain territories in perpetuity. The business model of U.K. and Ireland Short Stay is not subject to technological obsolescence or commercial innovations in any material way.

The trademark assets and management contracts of European Hostels had a carrying amount of $84 million as of September 30, 2025 (December 31, 2024 - nil). The trademark asset have been determined to have an indefinite useful life as the partnership has the legal right to operate these trademarks exclusively in certain territories in perpetuity. The management contracts have been determined to have a useful life of 16 years.

Intangible assets by class	Useful life (in years)
Trademarks	Indefinite
Management contracts	16
Other	4 to 7

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually and whenever there is an indication that the asset may be impaired. Intangible assets with finite useful lives are amortized over their respective useful lives as listed above. Amortization expense is recorded as part of depreciation and amortization of non-real estate assets expense. The partnership did not identify any impairment indicators as of September 30, 2025.

The following table presents the components of the partnership’s intangible assets as of September 30, 2025 and December 31, 2024:

(US$ Millions)	Sep. 30, 2025	Dec. 31, 2024
Cost	$1,120	$958
Accumulated amortization	(65)	(59)
Total intangible assets	$1,055	$899

The following table presents a roll forward of the partnership’s intangible assets for the nine months ended September 30, 2025 and the year ended December 31, 2024:

	Nine months ended	Year ended
(US$ Millions)	Sep. 30, 2025	Dec. 31, 2024
Balance, beginning of period	$899	$1,054
Acquisitions	10	16
Acquisitions through business combinations(1)	82	—
Disposals	—	(1)
Amortization	(8)	(23)
Foreign currency translation	69	(15)
Reclassification of BSREP IV investments to assets held for sale(2)	—	(132)
Other	3	—
Balance, end of period	$1,055	$899
(1)In the third quarter of 2025, the partnership acquired a European Hostels portfolio. See Note 3, Business Combinations, for more information.
(2)See Note 29, Related Parties for further information on the Reclassification of BSREP IV investments to assets held for sale.

NOTE 9. OTHER NON-CURRENT ASSETS
The components of other non-current assets are as follows:

(US$ Millions)	Sep. 30, 2025	Dec. 31, 2024
Securities - FVTPL	$3,333	$3,416
Derivative assets	65	100
Securities - FVTOCI	226	27
Other marketable securities	29	28
Restricted cash	313	378
Inventory	1,244	1,228
Accounts receivables - non-current	88	9
Other	123	153
Total other non-current assets	$5,421	$5,339

Securities - FVTPL
Securities - FVTPL includes the partnership’s investment in the Brookfield Strategic Real Estate Partners (“BSREP”) III fund, with a carrying value of the financial asset at September 30, 2025 of $1,481 million (December 31, 2024 - $1,542 million). It also includes the partnership’s investment in a U.S. retail company with a carrying value of the financial asset at September 30, 2025 of $551 million (December 31, 2024 - $551 million).

NOTE 10. ACCOUNTS RECEIVABLE AND OTHER
The components of accounts receivable and other are as follows:

(US$ Millions)	Sep. 30, 2025	Dec. 31, 2024
Derivative assets	$61	$265
Accounts receivable - net of expected credit loss of $49 million (December 31, 2024 - $50 million)	625	730
Restricted cash	322	350
Prepaid expenses	220	214
Inventory	188	234
Other current assets	240	288
Total accounts receivable and other	$1,656	$2,081

NOTE 11. HELD FOR SALE
Non-current assets and groups of assets and liabilities which comprise disposal groups are presented as assets held for sale where the asset or disposal group is available for immediate sale in its present condition, and the sale is highly probable.

The following is a summary of the assets and liabilities that were classified as held for sale as of September 30, 2025 and December 31, 2024:

(US$ Millions)	Sep. 30, 2025	Dec. 31, 2024
Investment properties	$4,136	$2,920
Property, plant and equipment	82	45
Accounts receivable and other assets	129	135
Assets held for sale	$4,347	$3,100
Debt obligations	—	816
Accounts payable and other liabilities	85	82
Liabilities associated with assets held for sale	$85	$898

The following table presents the change to the components of the assets held for sale for the nine months ended September 30, 2025 and the year ended December 31, 2024:

(US$ Millions)	Nine months ended Sep. 30, 2025	Year ended Dec. 31, 2024
Balance, beginning of period	$3,100	$1,852
Reclassification to assets held for sale, net	4,543	3,764
Reclassification of BSREP IV investments to assets held for sale(1)	—	33,735
Disposals	(3,323)	(36,538)
Fair value adjustments	10	37
Foreign currency translation	17	(34)
Other	—	284
Balance, end of period	$4,347	$3,100
(1)See Note 29, Related Parties for further information on the Reclassification of BSREP IV investments to assets and liabilities to held for sale.

At December 31, 2024, assets held for sale included three office properties in the U.S., one office property in Australia, four shopping malls in the U.S., two hotels in the U.S., a logistics portfolio in the U.S., a logistics center in Japan, six logistics properties in Europe, and two manufactured housing communities in the U.S. As of December 31, 2024, the partnership intended to sell its interests in these assets to third parties within the next 12 months.

In the first quarter of 2025, the partnership sold two hotels in the U.S., two shopping malls in the U.S., one office property in Australia, two manufactured housing communities in the U.S., one logistics portfolio in the U.S. and six logistics assets in Europe for net proceeds of approximately $642 million.

In the second quarter of 2025, the partnership sold two office assets and two retail assets in the U.S., two retail assets in Brazil, one logistics asset in Japan, and one logistics asset in South Korea for net proceeds of approximately $390 million.

In the third quarter of 2025, the partnership sold ten hotels, two retail assets, four office assets and one multifamily asset in the U.S. and one logistics asset in Spain for net proceeds of approximately $176 million.

At September 30, 2025, assets held for sale included ten office assets, five retail assets, seven hotels and a manufactured housing portfolio in the U.S. The partnership intends to sell its interests in the held for sale assets to third parties within the next 12 months.

NOTE 12. DEBT OBLIGATIONS
The partnership’s debt obligations include the following:

	Sep. 30, 2025		Dec. 31, 2024
(US$ Millions)	Weighted-average rate	Debt balance	Weighted-average rate	Debt balance
Unsecured facilities:
Brookfield Property Partners’ credit facilities	6.15%	$2,050	6.38%	$2,133
Brookfield Property Partners’ corporate bonds	5.10%	1,006	4.79%	1,321
Brookfield Properties Retail Holdings LLC (“BPYU”) term debt	7.66%	848	6.96%	1,147
BPYU senior secured notes	5.20%	1,124	5.20%	1,493
BPYU corporate facility	7.01%	434	7.19%	397
BPYU junior subordinated notes	6.02%	196	6.29%	198
Subsidiary borrowings	4.75%	251	5.36%	332

Secured debt obligations:
Funds subscription credit facilities(1)	5.59%	1,978	6.46%	3,498
Fixed rate	5.26%	16,515	5.11%	15,396
Variable rate	6.74%	22,860	7.32%	25,809
Deferred financing costs		(265)		(225)
Total debt obligations		$46,997		$51,499
Current		12,217		14,719
Non-current		34,780		35,964
Debt associated with assets held for sale		—		816
Total debt obligations		$46,997		$51,499
(1)Funds subscription credit facilities are secured by co-investors’ capital commitments.

The partnership generally believes that it will be able to either extend the maturity date, repay, or refinance the debt that is scheduled to mature in 2025 to 2026; however, excluding debt obligations on assets in receivership, the partnership has deferred contractual payments on approximately 3% of consolidated non-recourse debt obligations included as fixed and variable rate secured debt obligations in the table above. The partnership is currently engaging respective creditors for certain assets. The partnership has, in certain instances, transferred properties securing these loans to the lenders. It is possible that certain additional properties securing these loans could be transferred to the lenders if the partnership is unsuccessful in ongoing negotiations with creditors.

The partnership’s debt obligations includes debt classified as non-current and are subject to covenants. There is no indication that the partnership will encounter material difficulties in complying with these covenants at the next test dates. Please refer to Note 13, Debt Obligations in the December 31, 2024 annual report on Form 20-F for a detailed description of the partnership’s covenants.

Debt obligations include foreign currency denominated debt in the functional currencies of the borrowing subsidiaries. Debt obligations by currency are as follows:

	Sep. 30, 2025			Dec. 31, 2024
(Millions)	U.S. Dollars		Local currency	U.S. Dollars		Local currency
U.S. Dollars	$30,771		$30,771	$35,414		$35,414
British Pounds	6,894		£5,127	6,157		£4,919
Canadian Dollars	3,121	C$	4,345	3,157	C$	4,541
Euros	2,057		€1,753	1,515		€1,463
South Korean Won	1,749	₩	2,457,000	1,675	₩	2,477,858
Australian Dollars	1,181	A$	1,786	1,206	A$	1,948
Brazilian Reais	600	R$	3,191	500	R$	3,097
Singapore Dollar	270	S$	348	—	S$	—
Indian Rupee	265	Rs	23,410	1,805	Rs	154,296
China Yuan	202	C¥	1,441	200	C¥	1,464
United Arab Emirates Dirham	95	AED	348	95	AED	348
Danish Krone	57	kr.	362	—	kr.	—
Deferred financing costs	(265)			(225)
Total debt obligations	$46,997			$51,499

The components of changes in debt obligations, including changes related to cash flows from financing activities, are summarized in the table below:

(US$ Millions)	Nine months ended Sep. 30, 2025	Year ended Dec. 31, 2024
Balance, beginning of period	$51,499	$68,712
Debt obligation issuance, net of repayments	(2,463)	3,675
Non-cash changes in debt obligations:
Debt from asset acquisitions	103	738
Assumed by purchaser	(2,629)	(1,245)
Assumed from business combination(1)	502	—
Amortization of deferred financing costs and (premium) discount	38	127
Deconsolidation of BSREP IV debt obligations(2)	—	(19,487)
Deconsolidation of India REIT debt obligations(3)	(1,011)	—
Foreign currency translation	944	(1,001)
Other	14	(20)
Balance, end of period	$46,997	$51,499
(1)In the third quarter of 2025, the partnership acquired a European hostels portfolio. See Note 3, Business Combinations, for more information.
(2)See Note 29, Related Parties for further information on the Deconsolidation of BSREP IV investments.
(3)See Note 4, Investment Properties for further information on the Deconsolidation of India REIT.

NOTE 13. CAPITAL SECURITIES
The partnership has the following capital securities outstanding as of September 30, 2025 and December 31, 2024:

(US$ Millions)	Shares outstanding	Cumulative dividend rate	Sep. 30, 2025	Dec. 31, 2024
Operating Partnership Class A Preferred Equity Units:
Series 3	24,000,000	6.75%	$584	$576
New LP Preferred Units(1)	19,000,749	6.25%	466	466
Brookfield Property Split Corp. (“BOP Split”) Senior Preferred Shares:
Series 1	526,266	5.25%	13	14
Series 2	250,517	5.75%	4	4
Series 3	322,430	5.00%	6	6
Series 4	266,961	5.20%	5	5
Rouse Properties L.P. (“Rouse”) Series A Preferred Shares	5,600,000	5.00%	167	158
BSREP V Iron REIT L.P. Preferred Interest	n/a	5.00%	67	69
India REIT(2)	n/a	n/a	—	1,392
Capital Securities – Fund Subsidiaries			53	139
Total capital securities			$1,365	$2,829

Current			67	158
Non-current			1,298	2,671
Total capital securities			$1,365	$2,829
(1)New LP Preferred Units shares outstanding is presented net of intracompany shares held by the Operating Partnership.
(2)See Note 4, Investment Properties for further information on the Deconsolidation of India REIT.

The Class A Preferred Units were issued on December 4, 2014, in three tranches of $600 million each, with an average dividend yield of 6.5% and original maturities of seven, ten, and twelve years. The units were originally exchangeable at the option of the holder into LP Units at a price of $25.70 per unit. On December 30, 2021, the partnership acquired the seven-year tranche of Class A Preferred Units, Series 1 units from the holder and exchanged such units for REUs. The Class A Preferred Units, Series 1 were subsequently cancelled. On December 31, 2024, the partnership acquired the ten-year tranche of Class A Preferred Units, Series 2 units, from the holder of these units and subsequently exchanged such units for LP Units and REUs. The Class A Preferred Units, Series 2 were subsequently cancelled.

New LP Preferred Units includes $466 million at September 30, 2025 (December 31, 2024 - $466 million) of preferred equity interests issued in connection with the privatization of the partnership which have been classified as a liability, rather than as a non-controlling interest, due to the fact that the holders of such interests can demand cash payment upon maturity of July 26, 2081, for the liquidation preference of $25.00 per unit and any accumulated unpaid dividends.

The holders of each series of the BOP Split Senior Preferred Shares are each entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of BOP Split. Dividends on each series of the BOP Split Senior Preferred Shares are payable quarterly on the last day of March, June, September and December in each year.

Capital securities also includes $167 million at September 30, 2025 (December 31, 2024 - $158 million) of preferred equity interests held by a third party investor in Rouse which have been classified as a liability, rather than as a non-controlling interest, due to the fact that the interests are mandatorily redeemable on or after November 12, 2025 for a set price per unit plus any accrued but unpaid distributions; distributions are capped and accrue regardless of available cash generated.

Following the Deconsolidation of India REIT, the related capital securities were deconsolidated during the period. These previously related to preferred equity interests held by third-party investors in India REIT (December 31, 2024 - $1,392 million), which were classified as a liability rather than as a non-controlling interest due to a contractual obligation to make distributions every six months at an amount no less than 90% of net distributable cash flows.

Capital Securities – Fund Subsidiaries of $53 million at September 30, 2025 (December 31, 2024 - $139 million) is comprised of co-investors interests in funds that can be redeemed for cash at specified dates at the co-investors’ election.

At September 30, 2025, capital securities includes $15 million (December 31, 2024 - $15 million) repayable in Canadian Dollars of C$21 million (December 31, 2024 - C$21 million).

Reconciliation of cash flows from financing activities from capital securities is shown in the table below:

(US$ Millions)	Nine months ended Sep. 30, 2025	Year ended Dec. 31, 2024
Balance, beginning of period	$2,829	$2,835
Capital securities issued	—	366
Capital securities redeemed	(1)	(14)
Non-cash changes in capital securities:
Class A Preferred Units, Series 2 redemption	—	(600)
Fair value changes	(71)	361
Foreign currency translations	—	(21)
Deconsolidation of BSREP IV(1)	—	(98)
Deconsolidation of India REIT(2)	(1,392)	—
Balance, end of period	$1,365	$2,829
(1)See Note 29, Related Parties for further information on the Deconsolidation of BSREP IV investments.
(2)See Note 4, Investment Properties for further information on the Deconsolidation of India REIT.

NOTE 14. INCOME TAXES
The partnership is a flow-through entity for tax purposes. However, income taxes are recognized for the amount of taxes payable by the primary holding subsidiaries of the partnership (“Holding Entities”), any direct or indirect corporate subsidiaries of the Holding Entities and for the impact of deferred tax assets and liabilities related to such entities.

The partnership operates in countries which have enacted new legislation to implement the global minimum top-up tax. The partnership has applied a temporary mandatory relief from recognizing and disclosing information related to deferred top-up tax and will account for it as a current tax when it is incurred. There is no material current tax impact for the three and nine months ended September 30, 2025. The global minimum top-up tax is not anticipated to have a significant impact on the financial position of the partnership.

The components of income tax expense include the following:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2025	2024	2025	2024
Current income tax	$(3)	$32	$46	$154
Deferred income tax	10	(1)	(20)	6
Income tax expense	$7	$31	$26	$160

The decrease in income tax expense for the three and nine months ended September 30, 2025 compared to the prior year is primarily due to tax expense uncorrelated with accounting income relating to sales of certain subsidiaries which occurred in the prior year.

NOTE 15. OTHER NON-CURRENT LIABILITIES
The components of other non-current liabilities are as follows:

(US$ Millions)	Sep. 30, 2025	Dec. 31, 2024
Accounts payable and accrued liabilities	$544	$601
Lease liabilities(1)	845	784
Derivative liabilities	124	115
Deferred revenue	7	20
Provisions	7	6
Loans and notes payables	18	16
Total other non-current liabilities	$1,545	$1,542
(1)For the three and nine months ended September 30, 2025, interest expense relating to total lease liabilities (see Note 16, Accounts Payable And Other Liabilities, for the current portion) was $16 million and $47 million, respectively (2024 - $22 million and $69 million).

NOTE 16. ACCOUNTS PAYABLE AND OTHER LIABILITIES
The components of accounts payable and other liabilities are as follows:

(US$ Millions)	Sep. 30, 2025	Dec. 31, 2024
Accounts payable and accrued liabilities	$2,172	$2,360
Loans and notes payable	2,483	2,765
Deferred revenue	416	367
Derivative liabilities	257	356
Lease liabilities(1)	39	37
Other liabilities	7	10
Total accounts payable and other liabilities	$5,374	$5,895
(1)See Note 15, Other Non-Current Liabilities, for further information on the interest expense related to these liabilities.

NOTE 17. EQUITY
The partnership’s capital structure is comprised of five classes of partnership units: GP Units, LP Units, Redeemable/Exchangeable Partnership Units (“REUs”), special limited partnership units of the Operating Partnership (“Special LP Units”) and FV LTIP units of the Operating Partnership (“FV LTIP Units”). In addition, the partnership issued Class A Cumulative Redeemable Perpetual Preferred Units, Series 1 in the first quarter of 2019, Class A Cumulative Redeemable Perpetual Preferred Units, Series 2 in the third quarter of 2019 and Class A Cumulative Redeemable Perpetual Preferred Units, Series 3 in the first quarter of 2020 (collectively, “Preferred Equity Units”).

a)General and limited partnership equity
GP Units entitle the holder to the right to govern the financial and operating policies of the partnership. The GP Units are entitled to a 1% general partnership interest.

LP Units entitle the holder to their proportionate share of distributions. Each LP Unit entitles the holder thereof to one vote for the purposes of any approval at a meeting of limited partners, provided that holders of the REUs that are exchanged for LP Units will only be entitled to a maximum number of votes in respect of the REUs equal to 49% of the total voting power of all outstanding units.

General Partnership Units
There were 138,875 GP Units outstanding at September 30, 2025 and December 31, 2024.

Limited Partnership Units
There were 400,949,869 and 351,213,678 LP Units outstanding at September 30, 2025 and December 31, 2024, respectively.

b)Units of the Operating Partnership held by Brookfield Corporation

Redeemable/Exchangeable Partnership Units
There were 710,276,248 and 621,406,758 REUs outstanding at September 30, 2025 and December 31, 2024, respectively.

Special Limited Partnership Units
There were 6,147,901 Special LP Units outstanding at September 30, 2025 and December 31, 2024.

c)FV LTIP Units
The Operating Partnership issued FV LTIP Units under the Brookfield Property L.P. FV LTIP Unit Plan to certain participants. Each FV LTIP unit will vest over a period of five years and is redeemable for cash payment. There were 486,416 and 522,649 FV LTIP Units outstanding at September 30, 2025 and December 31, 2024, respectively.

d)    Preferred Equity Units
The partnership’s preferred equity consists of 7,360,000 Class A Cumulative Redeemable Perpetual Preferred Units, Series 1 at $25.00 per unit at a coupon rate of 6.5%, 10,000,000 Class A Cumulative Redeemable Perpetual Preferred Units, Series 2 at $25.00 per unit at a coupon rate of 6.375% and 11,500,000 Class A Cumulative Redeemable Perpetual Preferred Units, Series 3 at $25.00 per unit at a coupon rate of 5.75%. At September 30, 2025, preferred equity units had a total carrying value of $699 million (December 31, 2024 - $699 million).

e)    Distributions
Distributions made to each class of partnership units, including units of subsidiaries that were exchangeable into LP Units, are as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions, except per unit information)	2025	2024	2025	2024
Limited Partners	$111	$113	$336	$339
Holders of:
REUs	196	200	594	600
Special LP Units	2	2	6	6
FV LTIP Units	—	1	—	1
Total	$309	$316	$936	$946
Per unit(1)	$0.290	$0.330	$0.915	$1.010
(1)Per unit outstanding on the distribution record date.

NOTE 18. NON-CONTROLLING INTERESTS
Non-controlling interests consisted of the following:

(US$ Millions)	Sep. 30, 2025	Dec. 31, 2024
REUs and Special LP Units(1)	$14,815	$13,795
FV LTIP Units(1)	9	12
Interests of others in operating subsidiaries and properties:
Preferred shares held by Brookfield Corporation	2,921	2,809
Preferred equity of subsidiaries	2,767	2,758
Non-controlling interests in subsidiaries and properties	12,475	10,455
Total interests of others in operating subsidiaries and properties	18,163	16,022
Total non-controlling interests	$32,987	$29,829
(1)Each unit within these classes of non-controlling interest has economic terms substantially equivalent to those of an LP Unit. As such, income attributed to each unit or share of non-controlling interest is equivalent to that allocated to an LP Unit. The proportion of interests held by holders of the REUs changes as a result of issuances, repurchases and exchanges. Consequently, the partnership adjusted the relative carrying amounts of the interests held by limited partners and non-controlling interests based on their relative share of the equivalent LP Units. The difference between the adjusted value and the previous carrying amounts was attributed to current LP Units as ownership changes in the Consolidated Statements of Changes in Equity.

Non-controlling interests of others in operating subsidiaries and properties consist of the following:

		Proportion of economic interests held by non-controlling interests
(US$ Millions)	Jurisdiction of formation	Sep. 30, 2025	Dec. 31, 2024	Sep. 30, 2025	Dec. 31, 2024
Corporate Holding Entities(1)	Bermuda/Canada	—%	—%	$4,960	$4,907
Brookfield Office Properties Inc. (“BPO”)(2)	Canada	—%	—%	4,077	4,047
U.S. Retail(3)	United States	—%	—%	2,810	2,012
U.S. Manufactured Housing(4)	United States	77%	77%	912	838
U.S. Multifamily	United States	88%	73%	805	579
Korea Mixed-use(4)	South Korea	78%	78%	502	577
U.K. and Ireland Short Stay(4)	United Kingdom	73%	73%	421	414
Other LP Investments	Various	33% - 99%	33% - 99%	3,676	2,648
Total				$18,163	$16,022
(1)Includes non-controlling interests in various corporate entities of the partnership.
(2)Includes non-controlling interests in BPO subsidiaries which vary from 1% - 100%.
(3)Includes non-controlling interests in U.S Retail subsidiaries.
(4)Includes non-controlling interests representing interests held by other investors in Brookfield-sponsored real estate funds and holding entities through    which the partnership participates in such funds. Also includes non-controlling interests in underlying operating entities owned by these funds.

NOTE 19. COMMERCIAL PROPERTY REVENUE
The components of commercial property revenue are as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2025	2024	2025	2024
Base rent	$762	$1,115	$2,382	$3,239
Straight-line rent	(15)	(7)	(31)	(19)
Lease termination	5	6	43	17
Other lease income(1)	139	165	420	520
Other revenue from tenants(2)	242	308	726	914
Total commercial property revenue	$1,133	$1,587	$3,540	$4,671
(1)Other lease income includes parking revenue and recovery of property tax and insurance expenses from tenants.
(2)Consists of recovery of certain operating expenses from tenants which are accounted for in accordance with IFRS 15, Revenue from Contracts with Customers.

NOTE 20. HOSPITALITY REVENUE
The components of hospitality revenue are as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2025	2024	2025	2024
Room, food and beverage	$367	$594	$979	$1,698
Other leisure activities	69	62	187	165
Other hospitality revenue	13	35	30	105
Total hospitality revenue	$449	$691	$1,196	$1,968

NOTE 21. INVESTMENT AND OTHER REVENUE
The components of investment and other revenue are as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2025	2024	2025	2024
Investment income	$20	$17	$165	$43
Fee revenue	89	115	275	332
Dividend income	46	24	79	52
Interest income and other	13	32	46	143
Total investment and other revenue	$168	$188	$565	$570

NOTE 22. DIRECT COMMERCIAL PROPERTY EXPENSE
The components of direct commercial property expense are as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2025	2024	2025	2024
Property maintenance	$176	$249	$543	$673
Real estate taxes	136	152	420	500
Employee compensation and benefits	35	56	111	163
Depreciation and amortization	7	15	19	42
Lease expense(1)	4	4	12	14
Other	119	167	334	462
Total direct commercial property expense	$477	$643	$1,439	$1,854
(1)Represents the operating expenses relating to variable lease payments not included in the measurement of the lease liability.

NOTE 23. DIRECT HOSPITALITY EXPENSE
The components of direct hospitality expense are as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2025	2024	2025	2024
Employee compensation and benefits	$65	$150	$181	$452
Depreciation and amortization	57	101	173	304
Cost of food, beverage, and retail goods sold	82	92	227	266
Maintenance and utilities	26	40	74	120
Marketing and advertising	12	23	35	72
Other	66	123	190	384
Total direct hospitality expense	$308	$529	$880	$1,598

NOTE 24. GENERAL AND ADMINISTRATIVE EXPENSE
The components of general and administrative expense are as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2025	2024	2025	2024
Employee compensation and benefits	$125	$163	$389	$483
Management fees	79	73	228	215
Professional fees	28	36	89	122
Facilities and technology	13	17	38	48
Other	69	63	164	165
Total general and administrative expense	$314	$352	$908	$1,033

NOTE 25. FAIR VALUE LOSSES, NET
The components of fair value losses, net, are as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2025	2024	2025	2024
Commercial properties	$(132)	$(231)	$(408)	$(1,036)
Commercial developments	2	152	44	312
Incentive fees(1)	—	—	(19)	(5)
Financial instruments and other	(20)	(46)	170	(276)
Total fair value losses, net	$(150)	$(125)	$(213)	$(1,005)
(1)Represents incentive fees the partnership is obligated to pay to the general partner of the partnership’s various fund investments.

NOTE 26. OTHER COMPREHENSIVE (LOSSES) INCOME
Other comprehensive (losses) income consists of the following:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2025	2024	2025	2024
Items that may be reclassified to net income:
Foreign currency translation
Net unrealized foreign currency translation (losses) gains in respect of foreign operations	$(275)	$572	$529	$55
Reclassification of realized foreign currency translation gains (losses) to net income on dispositions of foreign operations	—	8	285	(27)
Gains (losses) on hedges of net investments in foreign operations	171	(350)	(192)	(1)
Reclassification (losses) from hedges of net investment in foreign operation to net income on disposition of foreign operations	—	—	(88)	(6)
	(104)	230	534	21
Cash flow hedges
(Losses) gains on derivatives designated as cash flow hedges, net of income taxes for the three and nine months ended Sep. 30, 2025 of $1 million and $(4) million (2024 – $2 million and $1 million)	(16)	(139)	27	(127)
	(16)	(139)	27	(127)
Equity accounted investments
Share of unrealized foreign currency translation (losses) gains in respect of foreign operations	(21)	1	(14)	—
Gains (losses) on derivatives designated as cash flow hedges	1	(17)	(7)	(35)
	(20)	(16)	(21)	(35)
Items that will not be reclassified to net income:
Unrealized gains (losses) on securities - FVTOCI, net of income taxes for the three and nine months ended Sep. 30, 2025 of $1 million and $(1) million (2024 – nil and $(5) million)	22	(1)	18	4
Share of revaluation gains (losses) on equity accounted investments	2	—	2	(1)
Revaluation (losses), net of income taxes for the three and nine months ended Sep. 30, 2025 of nil and nil (2024 – nil and nil)	—	(113)	—	(113)
	24	(114)	20	(110)
Total other comprehensive (losses) income	$(116)	$(39)	$560	$(251)

NOTE 27. OBLIGATIONS, GUARANTEES, CONTINGENCIES AND OTHER
In the normal course of operations, the partnership and its consolidated entities execute agreements that provide for indemnification and guarantees to third parties in transactions such as dispositions, acquisitions, sales of assets and sales of services.
Certain of the partnership’s operating subsidiaries have also agreed to indemnify their directors and certain of their officers and employees. The nature of substantially all of the indemnification undertakings prevent the partnership from making a reasonable estimate of the maximum potential amount that it could be required to pay third parties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither the partnership nor its consolidated subsidiaries have made significant payments under such indemnification agreements.
The partnership and its operating subsidiaries may be contingently liable with respect to litigation and claims that arise from time to time in the normal course of business or otherwise.

During 2013, the Corporation announced the final close on the BSREP I fund, a global private fund focused on making opportunistic investments in commercial property. As of September 30, 2025 the fund has realized its remaining investments . The partnership, as lead investor, committed approximately $1.3 billion to the fund.

In April 2016, the Corporation announced the final close on the BSREP II fund to which the partnership had committed $2.3 billion as lead investor. As of September 30, 2025, there remained approximately $508 million of uncontributed capital commitments.

In November 2017, the Corporation announced the final close on the fifth Brookfield Real Estate Finance Fund (“BREF”) to which the partnership had committed $400 million. As of September 30, 2025, there remained approximately $128 million of uncontributed capital commitments.

In September 2018, the Corporation announced the final close on the third Brookfield Fairfield U.S. Multifamily Value Add Fund to which the partnership had committed $300 million. As of September 30, 2025, there remained approximately $40 million of uncontributed capital commitments.

In January 2019, the Corporation announced the final close on the BSREP III fund to which the partnership had committed $1.0 billion. As of September 30, 2025, there remained approximately $206 million of uncontributed capital commitments.

In October of 2020, the Corporation announced the final close on the €619 million ($726 million) Brookfield European Real Estate Partnership fund to which the partnership has committed €100 million ($117 million). As of September 30, 2025, all capital commitments have been contributed.

In December 2022, the Corporation announced the final close on the BSREP IV fund to which the partnership had committed $3.5 billion. As of September 30, 2025, there remained approximately $1.0 billion of uncontributed capital commitments. Refer to Note 29, Related Parties for further information.

The partnership maintains insurance on its properties in amounts and with deductibles that it believes are in line with what owners of similar properties carry. The partnership maintains all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and named windstorm). The partnership does not conduct its operations, other than those of equity accounted investments, through entities that are not fully or proportionately consolidated in these financial statements, and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in these financial statements.

The partnership operates in jurisdictions with differing tax laws and tax rates. Certain jurisdictions in which the partnership operates have enacted legislation where the impact cannot be readily determined without further clarification and guidance from the relevant tax authorities. Given the uncertainty surrounding such circumstances, the partnership has concluded that the impact of such legislation cannot be reasonably estimated at this time.

NOTE 28. FINANCIAL INSTRUMENTS
a)Derivatives and hedging activities
The partnership and its operating entities use derivative and non-derivative instruments to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. The partnership does not use derivatives for speculative purposes. The partnership and its operating entities use the following derivative instruments to manage these risks:
•foreign currency forward contracts to hedge exposures to Canadian Dollar, Australian Dollar, British Pound, Euro, Chinese Yuan, Brazilian Real, Indian Rupee, South Korean Won, Swedish Krona, Japanese Yen, New Zealand Dollar, Singaporean Dollar and Danish Krone denominated net investments in foreign subsidiaries and foreign currency denominated financial assets;
•interest rate swaps to manage interest rate risk associated with planned refinancings and existing variable rate debt;
•interest rate caps to hedge interest rate risk on certain variable rate debt; and
•cross-currency swaps to manage interest rate and foreign currency exchange rates on existing variable rate debt.

There have been no material changes to the partnership’s financial risk exposure or risk management activities since December 31, 2024. Please refer to Note 30, Financial Instruments in the December 31, 2024 annual report on Form 20-F for a detailed description of the partnership’s financial risk exposure and risk management activities.

Interest Rate Hedging
The following table provides the partnership’s outstanding derivatives that are designated as cash flow hedges of variability in interest rates associated with forecasted fixed rate financings and existing variable rate debt as of September 30, 2025 and December 31, 2024:

(US$ Millions)	Hedging item	Notional	Rates	Maturity dates	Fair value
Sep. 30, 2025	Interest rate swaps of US$ SOFR debt	$7,382	2.5% - 5.5%	Aug. 2026 - Mar. 2030	(1)
	Interest rate caps of US$ SOFR debt	4,758	1.0% - 6.8%	Dec. 2025 - Oct. 2027	$6
	Interest rate caps of £ SONIA debt	1,945	2.0% - 5.0%	Apr. 2026 - Jan. 2028	4
	Interest rate caps of € EURIBOR debt	1,147	2.5% - 4.5%	Oct. 2025 - Aug. 2027	—
	Interest rate swaps of £ SONIA debt	894	3.8%	Jul. 2026	1
	Interest rate swaps of AUD BBSW/BBSY debt	833	3.0% - 4.5%	Dec. 2025 - Nov. 2028	(4)
	Interest rate caps of C$ CORRA debt	155	4.5%	Oct. 2026	—
	Interest rate swaps of S$ SORA debt	139	1.4%	Aug. 2030	1
	Interest rate caps of DKK CIBOR debt	57	4.3%	Aug. 2027	—
Dec. 31, 2024	Interest rate caps of US$ SOFR debt	$4,859	1.0% - 6.0%	Jan. 2025 - Jan. 2027	$19
	Interest rate swaps of US$ SOFR debt	4,016	3.7% - 5.2%	Feb. 2025 - Aug. 2026	13
	Interest rate caps of £ SONIA debt	1,438	1.0% - 5.0%	Mar. 2025 - Jul. 2025	8
	Interest rate swaps of £ SONIA debt	832	4.7% - 4.8%	Jan. 2025 - Apr. 2026	(1)
	Interest rate caps of € EURIBOR debt	97	4.0%	Oct. 2025	—
	Interest rate swaps of AUD BBSW/BBSY debt	718	3.0% - 4.5%	Mar. 2025 - Dec. 2027	(1)
	Other interest rate derivatives	274	4.5%	Aug. 2025	—
For the three and nine months ended September 30, 2025, the amount of hedge ineffectiveness recorded in earnings in connection with the partnership’s interest rate hedging activities was nil (2024 - nil).

Foreign Currency Hedging
The following table provides the partnership’s outstanding derivatives that are designated as net investments of foreign subsidiaries or foreign currency cash flow hedges as of September 30, 2025 and December 31, 2024:

(US$ Millions)	Hedging item		Notional	Rates	Maturity dates	Fair value
Sep. 30, 2025	Net investment hedges		€482	€0.83/$ - €0.94/$	Dec. 2025 - Sep. 2028	$(28)
	Net investment hedges		£1,008	£0.74/$ - £0.93/$	Oct. 2025 - Jul. 2028	(157)
	Net investment hedges	A$	277	A$1.54/$ - A$1.57/$	Dec. 2025 - Aug. 2027	(2)
	Net investment hedges	R$	812	R$5.34/$ - R$7.94/$	Dec. 2025 - Sep. 2028	(13)
	Net investment hedges	₩	649,250	₩1,340.40/$ - ₩$1,408.00/$	Oct. 2025 - Nov. 2027	2
	Net investment hedges	Rs	60,225	Rs86.06/$ - Rs96.00/$	Nov. 2025 - Aug. 2028	14
	Net investment hedges	HKD	46	HKD7.51/$ - HKD7.68/$	Mar. 2028 - Jun. 2030	—
	Net investment hedges		£258	£0.86/€	Sep. 2026	(8)
	Net investment hedges	C$	488	C$1.31/$ - C$1.41/$	Nov. 2025 - Aug. 2030	(1)
	Net investment hedges	AED	41	AED3.68/€	Jun. 2027	—
	Net investment hedges	CNH	2,797	CNH6.49/$ - CNH7.15/$	Dec. 2025 - Jun. 2028	(4)
	Net investment hedges	SEK	654	SEK9.10/$ - SEK9.71/$	Sep. 2027 - Jul. 2028	(2)
	Net investment hedges		¥19,634	¥125.28/$ - ¥137.40/$	Jun. 2027 - May 2030	4
	Net investment hedges	NZ$	30	NZ$1.69/$	Mar. 2029	—
	Net investment hedges	S$	156	S$1.20/$ - S$1.30/$	Nov. 2025 - Jul. 2028	—
	Net investment hedges		$54	$0.16/DKK - $0.17/DKK	Jul. 2028 - Jul. 2028	—
	Net investment hedges		€18	€0.13/DKK	Jul. 2028	—
	Net investment hedges		€2	€1.09/£	Jul. 2028	—
	Net investment hedges		€159	€0.09/SEK	Mar. 2028 - Jul. 2028	—
	Cross currency swaps of C$ LIBOR debt	C$	1,400	C$1.25/$ - C$1.34/$	Sep. 2026 - Feb. 2028	(59)
Dec. 31, 2024	Net investment hedges		€680	€0.87/$ - €0.97/$	Feb. 2025 - Sep. 2028	$14
	Net investment hedges		£2,120	£0.75/$ - £0.93/$	Jan. 2025 - Sep. 2027	(141)
	Net investment hedges	A$	261	A$1.47/$ - A$1.62/$	Mar. 2025 - Dec. 2027	10
	Net investment hedges	C¥	—	C¥6.59/$ - C¥6.77/$	Mar. 2025 - Mar. 2025	(2)
	Net investment hedges	R$	2,176	R$5.14/$ - R$7.94/$	Jan. 2025 - Nov. 2027	7
	Net investment hedges	₩	683,800	₩1,214.55/$ - ₩1,430.00/$	Jan. 2025 - Nov. 2027	46
	Net investment hedges	Rs	59,488	Rs84.89/$ - Rs91.84/$	Feb. 2025 - Nov. 2027	(3)
	Net investment hedges		£294	£0.83/€ - £0.87/€	Jan. 2025 - Jul. 2025	15
	Net investment hedges	C$	318	C$1.34/$ - C$1.42/$	Jan. 2025 - Mar. 2027	—
	Net investment hedges	AED	41	AED3.67/$	May 2025	—
	Net investment hedges	CNH	2,797	CNH6.49/$ - CNH7.24/$	Jan. 2025 - Feb. 2027	20
	Net investment hedges		¥18,866	¥137.02/$ - ¥137.4/$	Jun. 2027 - Dec. 2027	5
	Cross currency swaps of C$ LIBOR debt	C$	1,900	C$1.25/$ - C$1.34/$	Aug. 2025 - Feb. 2028	(106)

For the three and nine months ended September 30, 2025 and 2024, the amount of hedge ineffectiveness recorded in earnings in connection with the partnership’s foreign currency hedging activities was not significant.

Other Derivatives
The following table presents details of the partnership’s other derivatives, not designated as hedges for accounting purposes, that have been entered into to manage financial risks as of September 30, 2025 and December 31, 2024:

(US$ Millions)	Derivative type	Notional	Rates	Maturity dates	Fair value
Sep. 30, 2025	Interest rate caps	$6,189	3.1% - 6.3%	Feb. 2026 - Jan. 2028	$3
	Interest rate swaps on forecasted fixed rate debt	75	5.3%	Jun. 2028 - Jun. 2030	(17)
	Interest rate swaps of US$ debt	—	3.3% - 3.6%	Mar. 2026 - Mar. 2028	—
Dec. 31, 2024	Interest rate caps	$10,007	1.0% - 5.7%	Jan. 2025 - Jan. 2028	$(9)
	Interest rate swaps on forecasted fixed rate debt	75	5.3%	Jun. 2028 - Jun. 2030	(18)
	Interest rate swaps of US$ debt	63	3.3% - 4.1%	Apr. 2025 - Mar. 2028	—

a)Measurement and classification of financial instruments

Classification and Measurement
The following table outlines the classification and measurement basis, and related fair value for disclosures, of the financial assets and liabilities in the interim condensed consolidated financial statements:

		Sep. 30, 2025		Dec. 31, 2024
(US$ Millions)	Classification and measurement basis	Carrying value	Fair value	Carrying value	Fair value
Financial assets
Loans and notes receivable	Amortized cost	$484	$484	$924	$924
Other non-current assets
Securities - FVTPL	FVTPL	3,333	3,333	3,416	3,416
Derivative assets	FVTOCI/FVTPL	65	65	100	100
Accounts receivable	Amortized cost	88	88	9	9
Securities - FVTOCI	FVTOCI	226	226	27	27
Other marketable securities	Amortized cost	29	29	28	28
Restricted cash	Amortized cost	313	313	378	378
Current assets
Securities - FVTOCI	FVTOCI	12	12	11	11
Derivative assets	FVTOCI/FVTPL	61	61	265	265
Accounts receivable(1)	Amortized cost	741	741	788	788
Restricted cash	Amortized cost	322	322	350	350
Cash and cash equivalents(2)	Amortized cost	1,824	1,824	2,253	2,253
Total financial assets		$7,498	$7,498	$8,549	$8,549
Financial liabilities
Debt obligations(3)	Amortized cost	$46,997	$47,212	$51,499	$51,429
Capital securities	Amortized cost	1,312	1,312	2,690	2,690
Capital securities - fund subsidiaries	FVTPL	53	53	139	139
Other non-current liabilities
Loan payable	FVTPL	18	18	16	16
Accounts payable	Amortized cost	544	544	601	601
Derivative liabilities	FVTOCI/FVTPL	124	124	115	115
Accounts payable and other liabilities
Accounts payable and other(4)	Amortized cost	2,257	2,257	2,442	2,442
Loans and notes payable	Amortized cost	2,483	2,483	2,765	2,765
Derivative liabilities	FVTOCI/FVTPL	257	257	356	356
Total financial liabilities		$54,045	$54,260	$60,623	$60,553
(1)Includes other receivables associated with assets classified as held for sale on the condensed consolidated balance sheet in the amount of $116 million and $58 million as of September 30, 2025 and December 31, 2024, respectively.
(2)Includes cash and cash equivalents associated with assets classified as held for sale on the condensed consolidated balance sheets in the amount of $13 million and $45 million as of September 30, 2025 and December 31, 2024, respectively.
(3)Includes debt obligations associated with assets classified as held for sale on the condensed consolidated balance sheet in the amount of nil and $816 million as of September 30, 2025 and December 31, 2024, respectively.
(4)Includes accounts payable and other liabilities associated with assets classified as held for sale on the condensed consolidated balance sheet in the amount of $85 million and $82 million as of September 30, 2025 and December 31, 2024, respectively.
Fair Value Hierarchy
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). Fair value measurement establishes a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Quoted market prices (unadjusted) in active markets represent a Level 1 valuation. When quoted market prices in active markets are not available, the partnership maximizes the use of observable inputs within valuation models. When all significant inputs are observable, either directly or indirectly, the valuation is classified as Level 2. Valuations that require the significant use of unobservable inputs are considered Level 3, which reflect the partnership’s market assumptions and are noted below. This hierarchy requires the use of observable market data when available.

The following table outlines financial assets and liabilities measured at fair value in the consolidated financial statements and the level of the inputs used to determine those fair values in the context of the hierarchy as defined above:

	Sep. 30, 2025				Dec. 31, 2024
(US$ Millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Securities - FVTPL	$—	$947	$2,386	$3,333	$42	$904	$2,470	$3,416
Securities - FVTOCI	206	—	32	238	—	—	38	38
Derivative assets	—	126	—	126	—	365	—	365
Total financial assets	$206	$1,073	$2,418	$3,697	$42	$1,269	$2,508	$3,819

Financial liabilities
Capital securities - fund subsidiaries	$—	$—	$53	$53	$—	$—	$139	$139
Derivative liabilities	—	381	—	381	—	471	—	471
Loan payable	—	18	—	18	—	16	—	16
Total financial liabilities	$—	$399	$53	$452	$—	$487	$139	$626

The following table presents the change in the balance of financial assets and financial liabilities accounted for at fair value categorized as Level 3 as of September 30, 2025 and December 31, 2024:

	Sep. 30, 2025		Dec. 31, 2024
(US$ Millions)	Financial assets	Financial liabilities	Financial assets	Financial liabilities
Balance, beginning of period	$2,508	$139	$2,987	$189
Acquisitions	224	—	288	1
Dispositions	(163)	(3)	(100)	—
Fair value losses, net and OCI	(151)	(87)	(159)	(61)
Reclassification of BSREP IV investments to assets held for sale	—	—	(52)	—
Other	—	4	(456)	10
Balance, end of period	$2,418	$53	$2,508	$139

NOTE 29. RELATED PARTIES
In the normal course of operations, the partnership enters into transactions with related parties. These transactions have been measured at exchange value and are recognized in the consolidated financial statements. The immediate parent of the partnership is Brookfield Property Partners Limited. The ultimate parent of the partnership is Brookfield Corporation. Other related parties of the partnership include the Corporation’s subsidiaries and operating entities, certain joint ventures and associates accounted for under the equity method, as well as officers of such entities and their spouses.

The partnership has a management agreement with its service providers, wholly-owned subsidiaries of Brookfield Asset Management Ltd. Pursuant to a Master Services Agreement, the partnership pays a base management fee (“base management fee”), to the service providers. The management fee is calculated as the sum of (a) 1.05% of the sum of the following amounts, as of the last day of the immediately preceding quarter: (i) the equity attributable to unitholders for the partnership’s Office, Retail and the Corporate segments; and (ii) the carrying value of the outstanding non-voting common shares of Brookfield BPY Holdings Inc. (“CanHoldco”) and (b) any fees payable by the partnership in connection with the partnership’s commitment to private real estate funds of its service providers where the partnership has elected for such fees to be added to the management fee (but excluding any accrued fees that have not become due and payable). For the three and nine months ended September 30, 2025, the partnership paid a base management fee of $49 million and $144 million (2024 - $45 million and $134 million), respectively.

On December 31, 2024, Brookfield acquired the Series 2 units of Class A Preferred Units, from the holder of these units and subsequently exchanged such units with the partnership for LP Units and REUs. The Series 2 units of Class A Preferred Units were subsequently cancelled.

The following table summarizes transactions with related parties:

(US$ Millions)	Sep. 30, 2025	Dec. 31, 2024
Balances outstanding with related parties:
Net (payables)/receivables within equity accounted investments	$(20)	$(11)
Loans and notes receivable(1)	232	649
Debt obligations, payables and other liabilities(2)	(2,491)	(2,846)
Corporate borrowings	(1,076)	(1,076)
Property-specific obligations	(620)	(541)
Preferred shares held by Brookfield Corporation	(2,921)	(2,809)
Brookfield Corporation interest in Canholdco	(1,240)	(1,277)
(1)    Includes loans and notes receivable with other affiliates as of September 30, 2025 of $232 million (December 31, 2024 - $146 million).
(2)    Includes other payables and liabilities with other affiliates as of September 30, 2025 of $404 million (December 31, 2024 - $464 million).

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2025	2024	2025	2024
Transactions with related parties:
Commercial property revenue(1)	$14	$14	$39	$45
Management fee income	23	61	68	168
Interest expense on debt obligations	57	53	173	143
General and administrative expense(2)	85	79	249	245
Construction costs(3)	—	27	18	63
Distributions on Brookfield Corporation’s interest in Canholdco	11	6	24	15
Incentive fees(4)	—	—	19	5
(1)Amounts received from the Corporation and its subsidiaries for the rental of office premises.
(2)Includes amounts paid to the Corporation and its subsidiaries for management fees, management fees associated with the partnership’s investments in private funds, compensation expense and administrative services.
(3)Includes amounts paid to the Corporation and its subsidiaries for construction costs of development properties.
(4)Represents incentive fees the partnership is obligated to pay to the general partner of the partnership’s various fund investments.

In August 2023, the partnership issued mandatory convertible non-voting preferred shares for proceeds of $1.6 billion that were ultimately held by a wholly-owned subsidiary of Brookfield Wealth Solutions Ltd. (“BWS”) (the “BWS Preferred Shares”). The BWS Preferred Shares provided that, upon conversion, a BWS subsidiary would obtain a common equity interest in the entities through which the partnership holds its LP interest in BSREP IV investments (the “BSREP IV holding entities”). On issuance of the BWS Preferred Shares, there was no change in the partnership’s contractual rights and exposure to variable returns over the BSREP IV holding entities and the partnership continued to consolidate the BSREP IV investments. In the third quarter of 2024, the partnership reclassified its interest in the BSREP IV investments to assets held for sale (“Reclassification of BSREP IV to asset and liabilities held for sale”). On October 4, 2024, BWS completed its acquisition of the partnership’s interest in BSREP IV which resulted in deconsolidation of the BSREP IV investments by the partnership as control was lost. Following the conversion, the partnership holds an approximate 10% indirect LP interest in the BSREP IV investments that is accounted for as a financial asset held through an equity-accounted joint venture with BWS.

During the nine months ended September 30, 2025, the partnership sold partial interests in several premier assets to BWS, generating total proceeds of approximately $750 million. During the year ended December 31, 2024, the partnership sold partial interests in several premier assets to BWS, generating net proceeds of approximately $1.8 billion. The sales were carried out at arm’s length on market terms, and are expected to support the continued repositioning of BWS’s investment portfolio.

NOTE 30. SEGMENT INFORMATION
a)Operating segments
IFRS 8, Operating Segments, requires operating segments to be determined based on internal reports that are regularly reviewed by the chief operating decision maker (“CODM”) for the purpose of allocating resources to the segment and to assessing its performance. The partnership’s operating segments are organized into four reportable segments: i) Office, ii) Retail, iii) LP Investments and iv) Corporate. This is consistent with how the partnership presents financial information to the CODM. These segments are independently and regularly reviewed and managed by the Chief Executive Officer, who is considered the CODM.

b)Basis of measurement
The CODM measures and evaluates the performance of the partnership’s operating segments based on funds from operations (“FFO”).

The partnership defines FFO as net income, prior to fair value gains, net, depreciation and amortization of real estate assets, and income taxes less non-controlling interests of others in operating subsidiaries and properties share of these items. When determining FFO, the partnership also includes its proportionate share of the FFO of unconsolidated partnerships and joint ventures and associates.

c)Reportable segment measures
The following summaries present certain financial information regarding the partnership’s operating segments for the three and nine months ended September 30, 2025 and 2024:

(US$ Millions)	Total revenue		FFO
Three months ended Sep. 30,	2025	2024	2025	2024
Office	$455	$479	$(10)	$(21)
Retail	367	375	54	87
LP Investments	893	1,548	22	(25)
Corporate	35	64	(207)	(213)
Total	$1,750	$2,466	$(141)	$(172)

(US$ Millions)	Total revenue		FFO
Nine months ended Sep. 30,	2025	2024	2025	2024
Office	$1,375	$1,462	$(28)	$(27)
Retail	1,097	1,146	222	258
LP Investments	2,722	4,422	43	(53)
Corporate	107	179	(635)	(605)
Total	$5,301	$7,209	$(398)	$(427)

The following summaries present the detail of total revenue from the partnership’s operating segments for the three and nine months ended September 30, 2025 and 2024:

(US$ Millions)	Lease revenue	Other revenue from tenants	Hospitality revenue	Investment and other revenue	Total revenue
Three months ended Sep. 30, 2025
Office	$289	$112	$5	$49	$455
Retail	273	64	—	30	367
LP Investments	329	66	444	54	893
Corporate	—	—	—	35	35
Total	$891	$242	$449	$168	$1,750

(US$ Millions)	Lease revenue	Other revenue from tenants	Hospitality revenue	Investment and other revenue	Total revenue
Three months ended Sep. 30, 2024
Office	$320	$112	$7	$40	$479
Retail	275	65	—	35	375
LP Investments	684	131	684	49	1,548
Corporate	—	—	—	64	64
Total	$1,279	$308	$691	$188	$2,466

(US$ Millions)	Lease revenue	Other revenue from tenants	Hospitality revenue	Investment and other revenue	Total revenue
Nine months ended Sep. 30, 2025
Office	$892	$322	$19	$142	$1,375
Retail	808	191	—	98	1,097
LP Investments	1114	213	1,177	218	2,722
Corporate	—	—	—	107	107
Total	$2,814	$726	$1,196	$565	$5,301

(US$ Millions)	Lease revenue	Other revenue from tenants	Hospitality revenue	Investment and other revenue	Total revenue
Nine months ended Sep. 30, 2024
Office	$973	$344	$21	$124	$1,462
Retail	845	203	—	98	1,146
LP Investments	1,939	367	1,947	169	4,422
Corporate	—	—	—	179	179
Total	$3,757	$914	$1,968	$570	$7,209

The following summaries present certain consolidated income statement items from the partnership’s operating segments for the three and nine months ended September 30, 2025 and 2024:

(US$ Millions)	Direct commercial property expense		Direct hospitality expense
Three months ended Sep. 30,	2025	2024	2025	2024
Office	$197	$204	$5	$5
Retail	114	102	—	—
LP Investments	166	336	303	523
Corporate	—	1	—	1
Total	$477	$643	$308	$529

(US$ Millions)	Direct commercial property expense		Direct hospitality expense
Nine months ended Sep. 30,	2025	2024	2025	2024
Office	$579	$610	$16	$16
Retail	318	328	—	—
LP Investments	542	913	864	1,580
Corporate	—	3	—	2
Total	$1,439	$1,854	$880	$1,598

(US$ Millions)	Share of net earnings (losses) from equity accounted investments		Interest expense
Three months ended Sep. 30,	2025	2024	2025	2024
Office	$14	$(41)	$(193)	$(215)
Retail	59	70	(196)	(190)
LP Investments	22	(24)	(394)	(795)
Corporate	—	—	(93)	(105)
Total	$95	$5	$(876)	$(1,305)

(US$ Millions)	Share of net earnings (losses) from equity accounted investments		Interest expense
Nine months ended Sep. 30,	2025	2024	2025	2024
Office	$118	$(95)	$(572)	$(677)
Retail	283	375	(563)	(573)
LP Investments	112	(32)	(1,251)	(2,227)
Corporate	—	—	(288)	(322)
Total	$513	$248	$(2,674)	$(3,799)

The following summary presents information about certain consolidated balance sheet items of the partnership, on a segmented basis, as of September 30, 2025 and December 31, 2024:

	Total assets		Total liabilities		Equity accounted investments
(US$ Millions)	Sep. 30, 2025	Dec. 31, 2024	Sep. 30, 2025	Dec. 31, 2024	Sep. 30, 2025	Dec. 31, 2024
Office	$30,389	$29,656	$15,303	$14,954	$8,303	$7,805
Retail	30,696	30,693	11,164	12,266	10,024	9,823
LP Investments	37,136	40,812	24,762	30,183	2,481	1,919
Corporate	1,019	1,430	6,032	6,939	—	—
Total	$99,240	$102,591	$57,261	$64,342	$20,808	$19,547

The following summary presents a reconciliation of FFO to net loss for the three and nine months ended September 30, 2025 and 2024:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2025	2024	2025	2024
FFO(1)	$(141)	$(172)	$(398)	$(427)
Depreciation and amortization of real estate assets	(50)	(85)	(147)	(256)
Fair value (losses), net	(150)	(125)	(213)	(1,005)
Share of equity accounted (losses) earnings - non-FFO	(39)	(86)	130	(81)
Income tax expense	(7)	(31)	(26)	(160)
Non-controlling interests of others in operating subsidiaries and properties – non-FFO	84	78	(183)	640
Net loss attributable to unitholders(2)	(303)	(421)	(837)	(1,289)
Non-controlling interests of others in operating subsidiaries and properties	2	(104)	361	(734)
Net loss	$(301)	$(525)	$(476)	$(2,023)
(1)FFO represents interests attributable to GP Units, LP Units, REUs, Special LP Units and FV LTIP Units. The interests attributable to REUs, Special LP Units and FV LTIP Units are presented as non-controlling interests in the consolidated income statements.
(2)Includes net income attributable to GP Units, LP Units, Exchange LP Units, REUs, Special LP Units, FV LTIP Units and BPYU Units. The interests attributable to Exchange LP Units, REUs, Special LP Units, FV LTIP Units and BPYU Units are presented as non-controlling interests in the consolidated income statements.